Exhibit 21.1

SUBSIDIARIES

CSW Industrials, Inc.

Name of Subsidiary	Jurisdiction of Incorporation	Percentage Ownership
CSW Industrials Holdings, Inc.	Delaware	100%
529 Rockwall, LLC	Texas	100%
Balco, Inc.	Kansas	100%
CapStar Holdings Corporation	Nevada	100%
Jet-Lube of Canada Ltd.	Canada	100%
Jet-Lube UK, Ltd.	UK	100%
Jet-Lube, Inc.	Delaware	100%
RectorSeal Australia Proprietary Limited	Australia	100%
Smoke Guard California, Inc.	Nevada	100%
Smoke Guard, Inc.	Nevada	100%
Strathmore Acworth Property, LLC	Delaware	100%
Strathmore Cutten Road Property, LLC	Texas	100%
Strathmore Employee Holdings, LLC	Delaware	100%
Strathmore Holdings, LLC	Delaware	100%
Strathmore Longview Property, LLC	Delaware	100%
Strathmore Properties Holdings, LLC	Delaware	100%
The RectorSeal Corporation	Delaware	100%
The Whitmore Manufacturing Company	Delaware	100%
Whitmore Europe Limited	UK	100%
Whitmore UK Holdings, Ltd.	UK	100%
Whitmore’s Field Services, LLC	Texas	100%